Exhibit 99.1


                              OpenTV sale closed
                              ------------------


MIH LIMITED (NASDAQ : MIHL), the Subscriber Platforms Group, announced that the disposal of its interest in OpenTV Corporation to Liberty Media Corporation, envisaged in an agreement of May 8, 2002, closed on August 27, 2002. The consideration consisted of a cash component of approximately $46.2 million as well as approximately 15.38 million shares of Liberty common stock.

"This is an initial step in focussing the Group on its core businesses and simplifying its structure - a process to which we are committed," commented Cobus Stofberg, MIH group's Chief Executive Officer.

Pete Boylan III, President and CEO of Liberty Broadband Interactive Television, a subsidiary of Liberty Media, said "We had the opportunity to carefully evaluate the competitive ITV landscape and came to the conclusion that OpenTV had one of the best platforms, excellent software engineers and intellectual property to bring world class ITV solutions to network operators on mutually beneficial terms."

Mr. Stofberg also said "We believe that Liberty Broadband Interactive Television will become the leading provider of interactive technologies globally, and we have negotiated access in our operating territories to the Liberty Broadband Interactive Television interactive technologies for the long term for a consideration of $17 million. We look forward to an ongoing commercial relationship as a client of LBIT as it expands its interactive technology business into the future."

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ABOUT MIH LIMITED:


The Group's activities are focussed on subscriber platforms providing television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 59% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a holding in QQ, the most pervasive instant-messaging platform in Asia.


Supporting its subscriber platforms, Irdeto Access provides encryption and other related services to channel and platform operators worldwide.

Disclaimer: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Limited with the Securities and Exchange Commission. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

CONTACT DETAILS:

Mark Sorour
Investor Relations
MIH Limited
+27 (0) 21 406 3008
Msorour@media24.com

Cobus Stofberg
Chief Executive
MIH Limited
+27 (0) 11 289 3033
+31 (0) 23 556 2879

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